

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 22, 2008

Mr. Richard T. O'Brien
President and Chief Executive Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Response letter dated July 29, 2008**
> **File No. 1-31240**

Dear Mr. O'Brien:

      We have reviewed your filings and response letter dated July 29, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 42

1.   We note your response to our prior comment number ten. It appears that a portion of the VBPP that was originally recognized as goodwill and assigned to your exploration reporting unit has been re-allocated to your mine reporting units for impairment testing purposes. Please explain why the associated goodwill was not re-allocated on a relative fair value basis to your mine reporting units. Please refer to paragraph 36 of SFAS 142 for guidance.

Merchant Banking Goodwill, page 43

2.   We note your response to prior comment number 11. Given the previous implied value of the merchant banking segment, tell us what factors and specific events occurred that led you to withdraw your financial support from the segment's activities.

3.   Please note that we are continuing to consider your responses to our prior comments and in some instances we may have further comments.

Note 3 Price-Capped Forward Sales Contracts, page 99

4.   We note your response to our prior comment number 16 indicating that the net settlement of your price-capped forward sales contracts negatively affects your ability to invoke the normal sales exception for future forward gold sales contracts prior to the original maturity (2011). In this regard we note paragraph 10.b(1) states in part, "Net settlement of contracts similarly designated as normal purchases and normal sales would call into question the classification of all such contracts as normal purchase and normal sales." Please clarify if you have determined that you will not be in a position to assert that it is probable at inception and throughout the term of similar future contracts that physical settlement will occur.

5.   We would expect that the factors considered when determining whether or not future contracts qualify for the normal purchases and normal sales exception, would include the reasons why net settlement of contracts was entered into and whether the same facts apply to all similar contracts. We also note that the determination of which contracts are considered similar is a matter of reasonable judgment and will also be based on the specific facts and circumstances. Please expand your disclosure to identify the reasons the contracts you hold are sufficiently dissimilar from previously net settled contracts when a determination is made that a contract qualifies for the normal purchase and normal sales exception in future periods.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin

Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director